U.S. Securities and Exchange Commission
                              Washington, DC 20549

                                   Form 12b-25

                           Notification of Late Filing

[X]  Form 10-QSB

                       For Period Ended: January 31, 1997


                         Part I - Registrant Information

Commission File No: 0-17072

                    COMPREHENSIVE ENVIRONMENTAL SYSTEMS, INC.

     Incorporated in Delaware                          E.I.N.: 11-2844247

                    72-B Cabot Street, West Babylon, NY 11704

                            Telephone: (516) 694-7060

                       Part II - Rules 12b-25 (b) and (c)

     (a) The reasons set forth in Part III of this form could not be eliminated without unreasonable expense and effort.

     (b) As of the date hereof, the registrant believes that the form can be completed and filed on or before the fifth calendar day following the prescribed due date of March 17, 1997.


                              Part III - Narrative

     (a) The Form 10-QSB for the period ended January 31, 1997, including management's discussion and analysis of the financial condition of the registrant have not been completed within the required time period. Additional time is required for the new independent auditors, Price Waterhouse LLP, to review the filing and the information contained therein prior to submission.




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Form 12b-25: Dated March 14, 1997
Comprehensive Environmental Systems, Inc.
Commission File #0-17072
Page 2

                           Part IV - Other Information

     (1) The person to contact in regard to this notification is:

                     David Behanna, Chief Financial Officer
                    Comprehensive Environmental Systems, Inc.
                                72B Cabot Street
                             West Babylon, NY 11704
                                 (516) 694-7060

     (2) All other periodic reports required pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

     (3) It is not anticipated that there will be a significant change in the results of operations from the corresponding period for the last fiscal year included in the Form 10-QSB for the period ended January 31, 1997.

Dated: March 14, 1997                 Comprehensive Environmental Systems, Inc.


                                      /s/ David R. Behanna
                                      ----------------------------------
                                      David R. Behanna,  Chief Financial Officer